September 18, 2008

Securities and Exchange Commission
One Station Place
100 F Street, N.E.
Washington, DC 20549

Attention:	Inessa Kessman

	Re:	Creative Vistas, Inc. Form 10-K for the year ended December 31, 2007 and Form 10-Q for the quarterly period ended June 30, 2008 File No. 0-30585

Dear Ms. Kessman:

We are responding to the comment letter received from the Staff of the Securities and Exchange Commission (the “Commission”) dated August 22, 2008.

Form 10-K for the Fiscal Year Ended December 31, 2007

Results of Operations, page 20

1.
We note your response to our prior comment 1 and your statement that you will indicate the amount of applicable depreciation that is excluded from, “cost of sales.” However, in your Form 10-Q for the fiscal quarter ended June 30, 2008 you did not indicate the amount of depreciation that is excluded from “cost of sales.” Please revise in future filings to indicate the amount of depreciation that is excluded from “cost of sales” and delete the subtotal line after total cost of sales.

The requested disclosures and revisions will be made in our subsequent filings.

Acquisitions, page F-14

2.	We note your response to our prior comment 4 and have the following comments.

It appears to us that Laurus has not exercised their option to purchase 49% of Cancable Holdings. As such, it is unclear to us why you are accounting for the option as minority interest. Please tell us in detail the basis for your accounting and refer to your basis in the accounting literature. In addition, provide us with your analysis of whether this option is freestanding or embedded in the $6.9 million secured term note issued to Laurus. If this option is freestanding, tell us how you considered paragraphs 13 through 18 of APB 14 with respect to the debt and the option.

Please refer to the option issued by Iview Holding to Laurus to purchase up to 20 shares of common stock of Holdings (up to 20% of the outstanding shares of Holdings) at a price of $0.01 per share. Please tell us in detail how you are accounting for this option and refer to your basis in the accounting literature. In addition, provide us with your analysis of whether this option is freestanding or embedded in the $2 million secured term note to Laurus. If this option is freestanding, tell us how you considered paragraphs 13 through 18 of APB 14 with respect to the debt and option.

The options given to Laurus are freestanding. If and when Laurus chooses to exercise these options, it will acquire a minority interest position, which will be accounted for accordingly. The exercise prices related to the options are de minimis. As a result, Laurus has the ability to acquire the minority position in the subsidiaries, for essentially no consideration. Accordingly, we concluded that the most appropriate accounting would be to account for the option as if the minority interest did, in fact, exist. Because the subsidiaries currently have negative equity positions, recognition of the minority interest (in accordance with the literature) is currently zero. As soon as this position changes, we will begin to recognize Laurus’ proportionate share of income and losses (but not so as to reduce the minority interest below zero). Because obtaining the minority interest position involves no further investment by Laurus (except for the de minimis exercise price) we do not believe that the accounting for the option should be different from what it would be if the option were exercised.

General

3.	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

-	The company is responsible for the adequacy and accuracy of the disclosure in the filings;

-	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

-	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

As requested, we acknowledge that,

The company is responsible for the adequacy and accuracy of the disclosure in the filings;

Staff comments or changes to disclosure in response to Staff comments do not forclose the Commission from taking any action with respect to the filings; and

The company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States;